October 4, 2024

VIA EDGAR
Ms. Katharine Garrett
Mr. John Nolan
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Peoples Bancorp Inc.
 Form 10-K for Fiscal Year Ended December 31, 2023
 Filed February 28, 2024
File No. 000-16772

Dear Ms. Garrett and Mr. Nolan:

This letter is submitted on behalf of Peoples Bancorp Inc. (the Company) in response to the comment received from the staff (the Staff) of the Securities and Exchange Commission (the SEC), by letter dated September 9, 2024, related to the Companys disclosure of pre-provision net revenue per common share diluted and pre-provision net revenue to total average assets in the Companys Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in certain current reports (and earnings releases included therein) previously filed by the Company with the SEC.

On September 20, 2024, the Company submitted a response letter to the Staff.  Subsequent to submission of its response letter, representatives of the Company had a conference call with the Staff on September 27, 2024.  Based on the Companys further discussions with the Staff, and after consideration of the additional views and interpretations shared by the Staff during the conference call, the Company confirms that it will not include pre-provision net revenue per common share diluted or pre-provision net revenue to total average assets as financial measures in its future filings.

Notwithstanding the forgoing, as discussed with the Staff, the Company may continue to disclose these financial measures, if applicable, in the discussion of the Companys performance goals and targets for incentive compensation to executive officers in the Compensation Discussion & Analysis included in the Companys proxy statements, subject to compliance with applicable rules, regulations and interpretations, including Instruction 5 to Item 402(b) of Regulation S-K and Question 108.01 of the Compliance and Disclosure Interpretations of the Division of Corporation Finances Compliance & Disclosure Interpretations on Non-GAAP financial Measures.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any additional questions or require any further information with respect to this response, please contact the undersigned by telephone at (740) 376-7138 or by email at Kathryn.Bailey@pebo.com.

Very truly yours,

Kathryn Bailey
Chief Financial Officer